MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS

ENDED JUNE 30, 2017

TABLE OF CONTENTS

2017 SECOND QUARTER PERFORMANCE HIGHLIGHTS

ABOUT DENISON

RESULTS OF CONTINUING OPERATIONS

Wheeler River Project

Exploration Pipeline Properties

DISCONTINUED OPERATIONS

OUTLOOK FOR 2017

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 3, 2017 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three and six months ended June 30, 2017. The unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2016. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com ("SEDAR") and the United States at www.sec.gov/edgar.shtml ("EDGAR").

MANAGEMENT’S DISCUSSION & ANALYSIS

2017 SECOND QUARTER PERFORMANCE HIGHLIGHTS

■
Assay results increase the winter 2017 probe grades by 45% at Wheeler River’s Gryphon deposit

The assay results received from the Company’s winter 2017 drilling program on the 60% owned Wheeler River project showed a significant increase in grade compared to the previously released preliminary radiometric probe results. Assay grades greater than 0.5% U3O8 were on average 45% higher than their corresponding radiometric equivalent eU3O8 grades. The winter 2017 exploration program involved a combination of infill drilling at the Gryphon deposit and resource expansion exploration drilling to the northwest of the Gryphon deposit – targeting mineralization amongst the D series of lenses.

■
Gryphon D series lenses continue to deliver thick and high-grade intersections

Drill holes from the winter 2017 drilling program testing for additional mineralization within the D series of lenses, outside of the Gryphon resource area, returned results with the potential to add meaningful resources to the Gryphon deposit - ahead of a planned update to the resource estimate for the project. The results were highlighted by drill hole WR-633D3 which intersected 19 metres of cumulative high-grade mineralization including 3.3% U3O8 over 13.5 metres, 6.2% U3O8 over 2.5 metres and 1.3% U3O8 over 3.0 metres. The summer 2017 drill program, intended to follow up on the results from WR-633D3, has continued to deliver positive results. Preliminary radiometric equivalent probe results have included 3.5% eU3O8 over 3.2 metres (including 4.1% eU3O8 over 2.7 metre) in drill hole WR-621D2, 2.7% eU3O8 over 2.3 metres (including 4.5% eU3O8 over 1.3 metres) in drill hole WR-691 and 3.2% eU3O8 over 2.0 metres (including 6.1% eU3O8 over 1.0 metres) in drill hole WR-621D1.

■
Ongoing infill and delineation drilling for indicated resources on the Gryphon deposit continues to return confirmatory high-grade and thick intersections, indicating the potential for further resource growth at Gryphon

A total of 31 infill and delineation holes have been completed to date of the approximately 40 holes required to upgrade the current inferred Gryphon resource to an indicated level of confidence. The assay results received from the winter 2017 drilling program continued to confirm the continuity and high-grades of the Gryphon deposit A, B and C mineralized lenses and were largely consistent with the current inferred block model. Highlight preliminary radiometric equivalent probe results to date, from the summer 2017 drilling program, include 1.3% eU3O8 over 25.3 metres (including 3.3% eU3O8 over 7.8 metres) in drill hole WR-604D1, 4.1% eU3O8 over 5.9 metres in drill hole WR-692, 2.3% eU3O8 over 9.3 metres in drill hole WR-564D1, 3.0% eU3O8 over 7.0 metres (including 3.6% eU3O8 over 5.7 metres) in drill hole WR-610D1, and 1.9% eU3O8 over 8.4 metres in drill hole WR-570D1. The preliminary summer 2017 results also show good consistency with the current inferred block model, with drill holes WR-564D1 and WR-570D1 indicating potential for resource growth in their respective areas of the deposit.

■
High-grade uranium discovered on the Waterbury Lake property

The first drill hole of the summer 2017 drilling program at the Waterbury Lake property returned a new high-grade uranium intersection in the basement rock. Drill hole WAT-17-443 intersected 1.1% eU3O8 over 0.8 metres (from 296.9 to 297.7 metres) approximately 1.5 kilometres to the northeast of the property's J Zone uranium deposit. The high-grade mineralization occurs immediately below a broader 10.3 metre mineralized interval (from 282.8 to 293.1 metres) with an average grade of 0.15% eU3O8. The mineralization is open in all directions and follow-up drilling is presently underway.

■
Denison Environmental Services (“DES”) renews its cornerstone environmental services contract

DES has entered into a new two year services agreement with Rio Algom Limited, a subsidiary of BHP Billiton Limited ("BHP") for the management and operation of nine decommissioned mine sites in Ontario and Quebec.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE American exchange (the “NYSE MKT”) under the symbol “DNN”.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 359,000 hectares in the Athabasca Basin region, including 340,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.63% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”).

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at June 30, 2017	As at December 31, 2016

Financial Position:
Cash and cash equivalents	$9,775	$11,838
Investment in debt instruments (GIC’s)	$30,884	$-
Cash, cash equivalents and GIC’s	$40,659	$11,838

Working capital	$35,649	$9,853
Property, plant and equipment	$193,031	$187,982
Total assets	$258,865	$217,423
Total long-term liabilities	$64,410	$37,452

	2017	2017	2016	2016
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Continuing Operations:
Total revenues	$2,611	$2,601	$3,351	$3,489
Net loss	$(6,423)	$(646)	$(916)	$(2,506)
Basic and diluted loss per share	$(0.01)	$-	$-	$-
Discontinued Operations:
Net income (loss)	$(81)	$-	$(9,082)	$9,050
Basic and diluted income (loss) per share	$-	$-	$(0.01)	$0.01

	2016	2016	2015	2015
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Continuing Operations:
Total revenues	$3,663	$3,330	$3,887	$3,526
Net loss	$(3,832)	$(4,445)	$(5,274)	$(3,608)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Discontinued Operations:
Net loss	$(450)	$(5,162)	$(10,926)	$(17,824)
Basic and diluted loss per share	$-	$(0.01)	$(0.02)	$(0.03)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues over the last several quarters have fluctuated due to the timing of uranium processing at the McClean Lake mill as well as the impact of the toll milling financing transaction in the first quarter of 2017.
●
Revenues from Denison Environmental Services fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first quarter and third quarter, due to the timing of the winter and summer exploration programs in Saskatchewan.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities.

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement and is operated by AREVA Resources Canada (“ARC”). The MLJV is a joint venture between ARC with a 70% interest, Denison with a 22.5% interest and OURD (Canada) Co. Ltd. with a 7.5% interest.

On February 13, 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the “APG Transaction”) under which Denison received an upfront payment of $32,860,000 (CAD$43,500,000) in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (“CLJV”) from July 1, 2016 onwards.

The APG Transaction represents a contractual obligation of Denison to forward to APG any cash proceeds of toll milling revenue earned by the Company after July 1, 2016 related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment has been accounted for as deferred revenue. The Company has reflected payments made to APG of $2,659,000 (CAD$3,520,000), representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received, reducing the initial deferred revenue balance to $30,201,000 (CAD$39,980,000).

During the first half of 2017, the McClean Lake mill continued to process ore received from the Cigar Lake mine, and packaged approximately 9.7 million pounds U3O8 for the CLJV. The Company recognized total toll milling revenue for the three and six months ended June 30, 2017 of $638,000 and $1,436,000, respectively. The Company’s share of toll milling revenue for January 2017 of $444,000, prior to the closing of the APG Transaction, was recognized as toll milling revenue in the first quarter of 2017. Following the closing of the APG Transaction, CAD$1,947,000 in toll milling cash receipts were received from the MLJV, and for the three and six months ended June 30, 2017, the Company recognized toll milling revenue from the draw-down of deferred revenue of $638,000 and $992,000, respectively. See SIGNIFICANT ACCOUNTING POLICIES below for further details.

In the first half of 2016, the mill packaged approximately 8.6 million pounds of U3O8 for the CLJV and the Company’s share of toll milling revenue during the three and six months ended June 30, 2016 was $1,147,000 and $2,351,000 respectively.

Denison Environmental Services

Revenue from DES during the three and six months ended June 30, 2017 was $1,713,000 and $3,209,000 respectively, compared to $2,144,000 and $3,897,000 during the same periods in 2016. In the first half of 2017, DES experienced a decrease in Canadian dollar revenues due to a decrease in activity at certain care and maintenance sites as well as a reduction in non-recurring consulting revenues.

Management Services Agreement with Uranium Participation Corporation (“UPC”)

Revenue from the Company’s management contract with UPC was $260,000 and $567,000, respectively, during the three and six months ended June 30, 2017, compared to $372,000 and $745,000 during the same periods in 2016. The decrease in revenues was predominantly due to a reduction in the management fees earned based on UPC’s monthly net asset value. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The fair value of uranium holdings was significantly lower during the first half of 2017, compared to same period during 2016, due to a decline in uranium spot prices.

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development expenses. Operating expenses for the three and six months ended June 30, 2017 were $896,000 and $1,952,000, respectively, compared to $800,000 and $1,555,000 during the same periods in 2016. During the three and six months ended June 30, 2017, operating expenses included $745,000 and $1,677,000 respectively, of depreciation related to the McClean Lake mill, compared to depreciation of $583,000 and $1,192,000 during the same periods in 2016.

Environmental Services

Operating expenses during the three and six months ended June 30, 2017 totaled $1,484,000, and $2,862,000, respectively, compared to $1,830,000 and $3,338,000 during the same periods in 2016. The expenses relate primarily to care and maintenance as well as environmental consulting services provided to clients, and include labour and other costs. The decline in operating expenses in the first half of 2017, as compared to the same period in the prior year, is predominantly due to the decline in care and maintenance and consulting activities at certain locations.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During 2017, the Company has remained active on its portfolio of projects in the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures were $2,537,000 and $6,747,000, respectively, during the three and six months ended June 30, 2017, compared to $2,126,000 and $6,729,000 during the same periods in 2016. During the second quarter in 2017, the Company experienced an increase in exploration and evaluation expenditures as compared to the prior year, which was driven primarily by increased activity at the Wheeler River project. Exploration spending in the Athabasca Basin is seasonal with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October). The following table summarizes the exploration activities for the period from January 1, 2017 through mid-July as well as the results from the first drill hole of the Waterbury summer 2017 drill program. All exploration and evaluation expenditure information in this MD&A covers the three and six months ended June 30, 2017.

EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)	Other activities
Wheeler River	60%(1)	24,178 (43 holes)	PFS activities
Murphy Lake	78.96%(2)	3,433 (9 holes)	-
Waterbury Lake	63.63%(3)	5,229 (10 holes)	-
Crawford Lake	100%	519 (1 hole)	Geophysical surveys
Hook-Carter	80%(4)	-	Geophysical surveys
Moon Lake South	51%(5)	-	Geophysical surveys
South Dufferin	100%	-	Geophysical surveys
Bachman Lake	100%	-	Geophysical surveys
Wolly	22.76%(6)	5,029 (17 holes)	-
McClean Lake	22.5%	3,313 (10 holes)	-
Total		41,701 (90 holes)
(1)
Denison is expected to increase its ownership of the Wheeler River project to approximately 66% by the end of 2018.
(2)
The Company’s ownership as at December 31, 2016. The partner, Eros Resources Corp. has elected not to fund the 2017 program and will dilute their respective ownership interest. As a result, Denison’s interest will increase.
(3)
The Company earned an additional 0.62% interest in the Waterbury Lake property effective May 31, 2017. Refer to RELATED PARTY TRANSACTIONS below for further details.
(4)
The Company acquired an 80% ownership in the project in November 2016 from ALX Uranium Corp. (“ALX”) and has agreed to fund ALX’s share of the first CAD$12.0 million in expenditures on the project.
(5)
In accordance with the January 2016 letter agreement with CanAlaska Uranium Ltd., Denison earned a 51% interest in the Moon Lake South claim in April 2017.
(6)
The Company’s ownership as at December 31, 2016. The Company has elected not to fund its share of joint venture expenditures in 2017 and will dilute its interest an estimated 1.1%.
The Company’s land position in the Athabasca Basin, as of June 30, 2017, is illustrated below, with the high priority exploration properties outlined in bold. The Company’s Athabasca land package increased during the second quarter from 356,597 hectares (248 claims) to 359,313 hectares (249 claims) owing to the 51% interest earned in the Moon Lake South claim.

Denison Mines
Denison Mines' Athabasca Properties
June 30, 2017
N
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Areva operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Hook-Carter
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Packrat
Candle
Darby
Park Creek
Epp Lake
West Bear
Marten
Stevenson River
Hook-Carter
McArthur River
Arrow
Triple R
Mann Lake
Lynx
Wolverine
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake
Russell Lake
Millennium
Centennial
Bachman Lake
Perpete Lake
Crawford Lake
South Dufferin
Ford Lake
Brown Lake
Moore Lake
Key Lake
50 km

Wheeler River Project

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014 respectively. The Phoenix deposit is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped uranium deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and was last estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8.

The Wheeler River property lies between the McArthur River Mine and the Key Lake mill complex in the eastern portion of the Athabasca Basin in northern Saskatchewan – a well-established uranium mining district with infrastructure including the provincial power grid, all-weather provincial highways and haul roads, air transportation infrastructure and multiple uranium processing facilities, including the 22.5% Denison owned McClean Lake mill. The ore haul road and provincial power line between the McArthur River Mine and the Key Lake mill complex runs along the eastern side of the Wheeler River property. Denison is the operator of the Wheeler River project and holds a 60% interest, while Cameco Corp. (“Cameco”) holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds a 10% interest.

As previously announced on January 10, 2017, Denison has entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU is expected to continue to fund its 10% interest in the project.

Further details regarding the Wheeler River Project are provided in the Company’s NI 43-101 technical report entitled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada”, (the “PEA”) with an effective date of March 31, 2016. A copy of the PEA is available on the Company’s website and on both SEDAR and EDGAR. The Wheeler River property location and basement geology map is provided below.

Evaluation Program

During the three and six months ended June 30, 2017, Denison’s share of evaluation costs at Wheeler River amounted to $437,000 and $724,000, respectively (2016 - $39,000 and $130,000), which related to the work on a pre-feasibility study (“PFS”) and environmental activities.

PFS Activities

In 2016, Denison announced the initiation of a PFS for the Wheeler River project, including commencing a drilling program to increase the level of confidence of the previously released inferred resource estimate for the Gryphon deposit to an indicated level. Refer to the Exploration Programs section below for results of the infill and delineation drill holes completed during the winter 2017 program.

Engineering Activities

As part of the PFS activities to date, the Company commenced engineering data collection programs at Wheeler River, including geotechnical and hydrogeological field studies. Geotechnical and hydrogeological data collection programs were initiated to assess ground and water conditions in the mineralized zones, as well as the surrounding host rock. The geotechnical information will be used to guide the location of underground development and the design of ground support systems for both the shafts and the mine. This information is also expected to be used in the production planning process, including the determination of optimum stope sizes and mine production sequencing. The hydrogeological information will be used to 1) evaluate routine and potential non-routine water inflows to an underground operation, 2) develop design criteria for ground freezing applications, mine dewatering and water treatment plant systems, and 3) understand potential interactions of the project with the environment. During the second quarter of 2017, the Company completed the geotechnical logging of approximately 5,800 metres of core from exploration drilling at Gryphon.

In addition, the Company initiated an advanced metallurgical test program. This test program builds upon the basic metallurgical testing completed in 2014 and 2015, and aims to optimize the processing parameters for both the Gryphon and Phoenix deposits, including the grind size, leach residence time and recovery, reagent usage and consumption, and overall uranium recoveries. In addition, this test program will evaluate the potential for hydrogen evolution during processing, and will identify and characterize tailings and raffinate by-products from processing.

In addition to the engineering fieldwork described above, the Company also continued to investigate alternate mining methods at Phoenix, as well as options for shaft and vent raise excavation at both Gryphon and Phoenix.

Environmental Activities

During the second quarter of 2017, the Company continued the collection of environmental baseline data to help characterize the existing environment in the project area. This data will form the foundation of the environmental assessment for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other infrastructure interacting with the environment. Programs included:

●
Aquatic environment: Lakes and streams near the project area are in the process of being characterized with key aspects including: water quality, water flow and water levels, lake sediment quality, benthic invertebrate communities, and fish communities;
●
Terrestrial environment: Data regarding wildlife, vegetation and soils surrounding the project area is being captured and characterized;
●
Waste rock geochemistry: Targeted core samples are being analyzed to determine potential acid and metal leaching potential from waste rock, which will be used in design of potential waste rock storage facilities; and
●
Atmospheric environment: Collection of air quality measurements to gather information on pre-development atmospheric conditions.

In addition to the environmental baseline programs, the company also continued with the community consultation and engagement process.

Exploration Program

Denison’s share of exploration costs for the three and six months ended June 30, 2017 at Wheeler River amounted to $1,223,000 and $3,156,000 respectively, compared to $897,000 and $2,628,000 during the same periods in 2016. Field activities during the second quarter included conclusion of the winter 2017 drilling program in early April 2017 (see Denison’s press release dated April 20, 2017) and commencement of the summer 2017 drilling program in late May (see Denison’s press release dated June 6, 2017). Assay results for the winter 2017 drilling program were reported in Denison’s press release dated May 26, 2017.

Winter 2017 Highlights from Assay Results

During the winter 2017 drilling program, nine holes totalling 6,330 metres were completed outside of the current inferred resources estimated for the Gryphon deposit, including four holes targeting the Gryphon D series lenses, and five holes down-dip of the A and B series lenses. The highlights from the assay results, as presented in the table below, illustrate the potential for meaningful resource expansion at Gryphon:
HIGHLIGHT ASSAY RESULTS FOR DRILL HOLES TARGETING THE GRYPHON D SERIES LENSES
Hole Number	From (m)	To (m)	Length5 (m)	U3O8 (%)1,2,4	Lens Designation6
WR-633D3	753.9	756.9	3.0	1.3	D Series
including3	755.9	756.9	1.0	3.8	D Series
and	759.2	772.7	13.5	3.3	D Series
including3	765.2	768.7	3.5	11.8	D Series
including3	771.7	772.7	1.0	1.0	D Series
and	775.4	777.9	2.5	6.2	D Series
WR-689	564.0	567.0	3.0	2.9	B Series
including3	566.0	567.0	1.0	8.5	B Series
and	712.0	713.0	1.0	8.6	D Series
and	719.7	720.7	1.0	15.1	D Series
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Assay result composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.
Assay result composited above a cut-off grade of 1.0% U3O8.
4.
Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.
6.
Drill holes targeting the D series lens mineralization, in some cases, also intersect mineralization in the A and/or B and/or C stratigraphic horizons outside of the Gryphon resource area.

In addition to exploration drilling to expand mineralization outside of the current Gryphon resource, the 2017 winter drilling program continued with infill and delineation drilling, with the objective of increasing the level of confidence of the current inferred resources to an indicated level. A total of 17 infill and delineation drill holes, totaling 8,402 metres, were completed during the winter program. In comparison to the previously reported radiometric equivalent grade results, the assay results represented an overall increase in grade and thicknesses of mineralization. The assay results also confirm the continuity and high-grades of the Gryphon A, B and C series lenses that are included in the current resource estimate for the deposit. Highlights from the infill assay results are presented in the table below:

HIGHLIGHT ASSAY RESULTS FOR GRYPHON DEPOSIT INFILL AND DELINEATION DRILL HOLES
Hole Number	From (m)	To (m)	Length5 (m)	U3O8 (%)1,2,4	Lens Designation
WR-567D2	698.8	704.8	6.0	7.3	A Series
including3	700.8	704.8	4.0	10.9	A Series
WR-567D1	701.0	708.0	7.0	5.1	A Series
including3	702.0	706.5	4.5	7.6	A Series
and	724.0	727.5	3.5	5.5	B Series
WR-687D2	653.4	662.4	9.0	4.0	A Series
WR-582D2	746.5	752.5	6.0	4.3	A Series
including3	749.0	752.0	3.0	8.2	A Series
WR-606D2	793.6	799.1	5.5	3.1	A Series
including3	796.6	798.6	2.0	8.0	A Series
WR-688D3	763.0	768.5	5.5	2.8	A Series
including3	765.0	766.0	1.0	14.2	A Series
WR-688D2	762.3	770.3	8.0	1.6	A/B Series
including3	762.3	763.3	1.0	11.6	A Series
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Assay result composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.
Assay result composited above a cut-off grade of 1.0% U3O8.
4.
Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

Summer 2017 Highlight Results

A total of 9,446 metres in 17 holes were completed as part of the summer 2017 drilling program through mid-July 2017. Preliminary radiometric equivalent results were reported in our press release dated July 24, 2017. The summer drilling program is expected to include approximately 18,000 metres in 40 holes, and includes infill and expansion drilling to potentially add indicated or inferred resources to the Gryphon deposit, and infill and delineation drilling to bring the current inferred resources to an indicated level of confidence.

Drilling continued within the Gryphon D series lenses to potentially add indicated or inferred resources to the Gryphon deposit. A drill spacing of approximately 25 x 25 metres is being implemented around previous high-grade results which included 3.3% U3O8 over 13.5 metres, 6.2% U3O8 over 2.5 metres and 1.3% U3O8 over 3.0 metres in drill hole WR-633D3, and 5.3% U3O8 over 11.0 metres in drill hole WR-641. A total of five drill holes, of approximately 10 holes planned, have been completed within the D series lenses, all of which intersected mineralization. Highlight radiometric equivalent probe results for drill holes targeting the D series lenses from the summer 2017 program are provided in the table below.

HIGHLIGHT RADIOMETRIC EQUIVALENT PROBE RESULTS FOR DRILL HOLES TARGETING THE GRYPHON D SERIES LENSES
Hole Number	From (m)	To (m)	Length5 (m)	eU3O8 (%)1,2,4	Lens Designation
WR-691	810.9	813.2	2.3	2.7	D Series
including3	811.5	812.8	1.3	4.5	D Series
WR-621D1	752.5	754.5	2.0	3.2	D Series
including3	752.8	753.8	1.0	6.1	D Series
WR-621D2	752.8	756.0	3.2	3.5	D Series
including3	753.1	755.8	2.7	4.1	D Series
Notes:
1.
eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma downhole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.
2.
Intersection interval is composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 1.0% eU3O8.
4.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
5.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths. Drill hole WR-691 was drilled steeply to the north and therefore the true thickness of the mineralization is expected to be approximately 60% of the intersection lengths in this hole.

Approximately 10 infill and expansion drill holes located outside of the Gryphon inferred resource area are planned for the summer 2017 program. The objective of these drill holes is to add indicated resources to the areas surrounding and within the Gryphon deposit’s A and B series lenses. A total of three holes have been completed, all of which intersected mineralization including a highlight result of 5.3% eU3O8 over 2.5 metres in drill hole WR-582D3.

Infill and delineation drilling on the Gryphon deposit’s A, B and C series lenses continues as part of the summer 2017 program with nine holes completed through mid-July 2017. In total, 31 infill and delineation holes have been completed, of the approximately 40 holes required to upgrade the current inferred resources of the Gryphon deposit to an indicated level of confidence. Highlight radiometric equivalent probe results for the Gryphon deposit infill and delineation drill holes from the summer 2017 program are provided in the table below.

HIGHLIGHT RADIOMETRIC EQUIVALENT PROBE RESULTS FOR GRYPHON DEPOSIT INFILL AND DELINEATION DRILL HOLES
Hole Number	From (m)	To (m)	Length5 (m)	eU3O8 (%)1,2,4	Lens Designation
WR-567D3	690.0	698.0	8.0	1.7	A Series
WR-692	706.9	713.4	6.5	2.3	A Series
including3	710.7	711.8	1.1	11.3	A Series
and	746.2	752.1	5.9	4.1	B Series
WR-564D1	742.2	751.5	9.3	2.3	B Series
including3)	746.1	748.3	2.2	7.9	B Series
WR-571D3	731.6	738.1	6.5	2.3	A Series
including3	733.1	737.5	4.4	3.3	A Series
WR-610D1	799.3	806.3	7.0	3.0	B Series
including3	800.1	805.8	5.7	3.6	B Series
WR-604D1	769.0	794.3	25.3	1.3	A Series
including3	779.6	787.4	7.8	3.3	A Series
WR-570D1	766.2	774.6	8.4	1.9	B Series
Notes:
1.
eU3O8 is radiometric equivalent U3O8 from a calibrated total gamma downhole probe. eU3O8 results are preliminary in nature and all mineralized intervals will be sampled and submitted for chemical U3O8 assay.
2.
Intersection interval is composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 1.0% eU3O8.
4.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
5.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths. Drill hole WR-692 was drilled steeply to the north and therefore the true thickness of the mineralization is expected to be approximately 60% of the intersection lengths in this hole.

Plan Map, Gryphon Deposit

Denison Mines

A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Drill Trace Summer 2017
Summer 2017 Mineralized Pierce Point
K-West Fault
Basal Fault
G Fault
Offset Fault
WR-638D2
WR-638D1
WR-621D1
WR-621D2
WR-621D3
WR-682D3
WR-682D4
WR-693
WR-606D3
WR-610D1
WR-604D1
WR-564D1
WR-567D3
WR-691
WR-692
N
0
100m
6377000.00 Y
6376900.00 Y
6376800.00 Y
6376700.00 Y
6376600.00 Y
6376500.00 Y
6376400.00 Y
6376300.00 Y
6376200.00 Y
474400.00 X
474500.00 X
474600.00 X
474700.00 X
474800.00 X
474900.00 X
475000.00 X
475100.00 X
475200.00 X
475300.00 X
475400.00 X
475500.00 X
475600.00 X

Exploration Pipeline Properties

A summer exploration drill program at Waterbury Lake commenced in late July 2017. The program is expected to include 6 exploration drill holes over 2,650 metres. The first drill hole of the program, completed on July 27, 2017, returned a new high-grade uranium intersection in the basement rock. Drill hole WAT-17-443 intersected 1.1% eU3O8 (see Denison’s press release dated August 1, 2017).

Exploration activities at other pipeline properties included ground geophysical surveys undertaken on the Denison-operated Hook-Carter, Bachman Lake and South Dufferin projects during the second quarter of 2017.

At McClean Lake, operated by ARC (22.5% Denison), a total of 4,800 metres of drilling in approximately 18 holes is planned for the summer 2017 program. To date, a total of 10 drill holes (3,313 metres) have been completed along the northern portion of the Sue trend. No significant mineralization has been reported.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $1,197,000 and $3,528,000, respectively, during the three and six months ended June 30, 2017, compared to $1,227,000 and $2,267,000 during the same periods in 2016. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the first half of 2017 was predominantly the result of $1,084,000 in non-recurring project costs associated with the APG Transaction.

IMPAIRMENT – MINERAL PROPERTIES

During the second quarter of 2017, the Company recognized an impairment recovery of $246,000 related to Moore Lake, based on an update of the estimated recoverable amount remaining to be received under an option agreement with Skyharbour Resources Ltd. During the second quarter of 2016, an impairment of $2,174,000 was recorded against the value of the Moore Lake property.

FOREIGN EXCHANGE INCOME AND EXPENSE

During the three and six months ended June 30, 2017, a foreign exchange loss of $218,000 and $303,000 were recognized, respectively (June 30, 2016 – foreign exchange losses of $181,000 and $2,168,000). The foreign exchange loss during the quarter was primarily due to unfavourable fluctuations in foreign exchange rates impacting the revaluation of intercompany advances and debt.

OTHER INCOME AND EXPENSES

During the three and six months ended June 30, 2017, the Company recognized a loss of $2,173,000 and a gain of $1,335,000, respectively, in other income/expense, compared to gains of $406,000 and $248,000 in the same periods in 2016. The gain for the six months ended June 30, 2017 is predominantly due to net gains in investments carried at fair value of $858,000, as well as a gain of $679,000 recorded in the first quarter of 2017 related to the extinguishment of the toll milling contract liability related to the Cigar Lake toll milling arrangement. The toll milling contract liability was recognized in 2006 on the acquisition of Denison Mines Inc. by Denison Mines Corp. (formerly International Uranium Corporation) and was extinguished as a result of the Company entering in the APG Transaction, whereby all revenues under the contract have been monetized. The net loss for the three months ended June 30, 2017 is predominantly due to net losses on investments carried at fair value due to a decline in fair value of $2,080,000 in the three month period. Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at period end. During the three and six months ended June 30, 2016, the Company recorded gains on investments carried at fair value of $500,000 and $389,000, respectively.

EQUITY SHARE OF INCOME FROM ASSOCIATES

During the three and six months ended June 30, 2017, the Company recorded its equity share of loss of its associate, GoviEx, of $1,177,000 and $1,177,000, respectively. The amount is comprised of an equity loss of $772,000, which is based on the Company’s share of GoviEx’s net loss during the first quarter of 2017. In addition, the Company recorded a dilution loss of $405,000 as the result of other shareholders’ exercise of GoviEx share warrants, which reduced the Company’s position in GoviEx from 20.68% at December 31, 2017, to approximately 20.27% at June 30, 2017. The Company records its share of income from associates a quarter in arrears, based on the most recent financial information available from GoviEx. Due to a material financing transaction completed by GoviEx in the fourth quarter of 2016, the share of income from associates included for the year ended December 31, 2016, included both actual third quarter 2016 results as well as an estimate of GoviEx’s fourth quarter results. As a result, no income from associates was recorded during the three months ended March 31, 2017. See SALE OF AFRICAN-BASED URANIUM INTERESTS below for further details of the transaction with GoviEx.

DISCONTINUED OPERATIONS

Sale of African-Based Uranium Interests

In June 2016, GoviEx and Denison completed a transaction to combine their respective African uranium mineral interests under the direct ownership of GoviEx. Pursuant to the transaction, GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp., which held all of Denison’s Africa-based uranium interests (collectively “DML Africa”), in exchange for 56,050,450 common shares (“Consideration Shares”) and 22,420,180 common share purchase warrants (“Consideration Warrants”) of GoviEx.

Each Consideration Warrant is convertible into one common share of GoviEx at a price of $0.15 per share for a period of three years. The Consideration Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.24 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Consideration Warrants with written notice that holders have 30 days to exercise the Consideration Warrants on the original terms, failing which the exercise price of the Consideration Warrants will be increased to $0.18 per share and the term of the Consideration Warrants will be reduced by six months.

As part of the transaction, GoviEx undertook a concurrent equity financing by means of a non-brokered private placement ( the “GoviEx Concurrent Financing”), in which Denison provided the lead order for the private placement of $500,000 for 9,093,571 common shares (“Concurrent Shares”) and 9,093,571 common share purchase warrants (“Concurrent Warrants”). Each Concurrent Warrant is convertible into one common share of GoviEx for a period of three years, at a price of $0.12 per share until June 10, 2018 and thereafter at a price of $0.14 per share. The Concurrent Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.20 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Concurrent Warrants with written notice that holders have 60 days to exercise the Concurrent Warrants on the original terms, failing which the Concurrent Warrants will expire unexercised.

At June 30, 2017, Denison holds 65,144,021 common shares of GoviEx or approximately 20.27% of GoviEx’s issued and outstanding common shares and 31,513,751 common share purchase warrants. GoviEx is a publicly traded company and is listed on the TSX Venture Exchange under the symbol “GXU”.

For so long as Denison holds at least 5% of the issued and outstanding common shares of GoviEx, Denison will have the right to appoint one director to the GoviEx board of directors and will have the right to participate in future GoviEx equity financings in order to maintain its pro-rata ownership. Denison’s nominee director, Mr. David Cates, President and Chief Executive Officer of Denison, has been appointed to the GoviEx board of directors.

Operating expenses in Africa during the three and six months ended June 30, 2016 totaled $8,000 and $64,000, exploration expenses were $27,000 and $74,000, and general and administrative expenses totaled $123,000 and $280,000, respectively.

During the three and six months ended June 30, 2016, foreign exchange losses of $232,000 and $5,154,000, respectively, were recognized. The losses were due primarily to fluctuations in foreign exchange rates impacting the revaluation of US dollar intercompany advances and debt for the Company’s African related operations.

During the three and six months ended June 30, 2017, the Company recorded a loss on disposal of $81,000 and $81,000, respectively, due to additional transaction costs incurred for professional services related to the transaction with GoviEx.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $9,775,000 at June 30, 2017 compared with $11,838,000 at December 31, 2016. At June 30, 2017, the Company also held investments in GICs of $30,884,000, which are categorized as short term investments on the balance sheet. At December 31, 2016, the Company held no short term investments.

The decrease in cash and cash equivalents of $2,063,000 was predominantly due to net cash provided by operations of $21,392,000, net cash provided by financing activities of $13,764,000, and a net foreign exchange gain on the translation of cash and cash equivalents at period end of $114,000, offset by net cash used in investing activities of $37,333,000.

Net cash provided by operating activities of $21,392,000 during the first half of 2017 was predominantly due to the APG Transaction, whereby Denison monetized its rights to receive the proceeds from the toll milling of specified Cigar Lake ore at the McClean Lake mill, for all periods after July 1, 2016, for proceeds of CAD$43,500,000. Toll milling revenue received between July 1, 2016 and January 31, 2017 amounted to CAD$3,520,000, and was subsequently paid to APG under the terms of the APG Transaction. The Company recorded the receipt of funds from APG as a prepayment of future toll milling revenue, which has been accounted for as deferred revenue. The cash movements associated with the deferred revenue have been classified as an operating activity, as the presale of the toll milling revenue relates to the principal revenue-generating activities of the Company. This cash inflow was offset by the net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $37,333,000 consists primarily of the purchase of GICs for $29,740,000, as well as an increase in restricted cash of $7,113,000. The increase in restricted cash was largely due to the terms of the Letters of Credit facility with the Bank of Nova Scotia (“BNS”) which was extended and amended on January 31, 2017, such that the Company is now required to maintain CAD$9,000,000 pledged restricted cash on deposit at BNS. Prior to this, the Company was required to maintain a minimum cash balance at BNS of CAD$5,000,000. Refer to LETTERS OF CREDIT FACILITY for more details.

Net cash provided by financing activities of $13,764,000 largely reflects the net proceeds received from the Company’s March 2017 private placement issuance of 18,337,000 common shares for gross proceeds of $14,806,000 (CAD$20,000,290). The aggregate share offering was comprised of the following three elements: (1) a “Common Share” offering of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a “Tranche A Flow-Through” offering of 8,482,000 flow-through shares at a price of CAD$1.12 per share for gross proceeds of CAD$9,499,840; and (3) a “Tranche B Flow-Through” offering of 4,065,000 flow-through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950. The proceeds for the Tranche A and Tranche B flow through share offerings will be used to fund the Company’s Canadian exploration programs through to the end of 2018. As at June 30, 2017, $nil has been spent towards the flow-through share spending commitment.

As at June 30, 2017, the Company has spent CAD$8,005,000 on eligible Canadian exploration expenses under the CAD$12.4 million flow-through share financing completed in May 2016. The remaining balance of CAD$4,400,000 is expected to be spent by December 31, 2017.

The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at June 30, 2017, the Company’s cash and cash equivalents and GIC’s amount to approximately CAD$52.8 million.

Refer to 2017 OUTLOOK for details of the Company’s working capital requirements for the remainder of the year.

Letters of Credit Facility

On January 31, 2017, the Company entered into an agreement with BNS to amend the terms of a letters of credit facility with BNS (the “2017 Credit Facility”) and extend the maturity date to January 31, 2018. Under the 2017 Credit Facility, the Company has access to letters of credit of up to CAD$24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations.

Amongst the amendments included in the 2017 Credit Facility, a restrictive covenant to maintain CAD$5,000,000 on deposit with BNS, has been replaced with a pledge of CAD$9,000,000 in restricted cash in the form of GICs to be held with BNS as collateral against the credit facility. The 2017 Credit Facility is subject to letter of credit fees of 0.4% on the first CAD$9,000,000 (collateralized by the restricted cash), and 2.4% on the remaining CAD$15,000,000 of letters of credit issued under the facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. The current management services agreement was entered into effective April 1, 2016 and has a term of three years. Under the agreement, Denison receives the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2017	2016	2017	2016

Management Fee Revenue
Base and variable fees	$260	$372	$555	$745
Commission fees	-	-	12	-
	$260	$372	$567	$745

At June 30, 2017, accounts receivable includes $160,000 (December 31, 2016: $160,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

As at June 30, 2017, KEPCO, through its subsidiaries, including KHNP, holds 58,284,000 shares of Denison representing a share interest of approximately 10.42%. KEPCO, through KHNP, is also the majority member of Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key assets is the Waterbury Lake property.

In May 2017, Denison funded 100% of the approved fiscal 2017 program for Waterbury Lake, which has had the effect of further diluting KWULP’s interest in WLULP. As a result, Denison earned an additional 0.62% interest in the WLULP, which resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $296,000.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:
●
During the three and six months ended June 30, 2017, the Company incurred investor relations, administrative service fees and other expenses of $11,000 and $24,000, respectively (June 30, 2016: $48,000 and $66,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At June 30, 2017, an amount of $nil (December 31, 2016: $nil) was due to this company.

●
During the three and six months ended June 30, 2017, the Company incurred office and other expenses of $6,000 and $34,000, respectively with Lundin S.A (June 30, 2016: $12,000 and $12,000), a company that provides office and administration services to the executive chairman, other directors and management of Denison. At June 30, 2017, an amount of $nil (December 31, 2016: $6,000) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2017	2016	2017	2016

Salaries and short-term employee benefits	$(295)	$(302)	$(659)	$(579)
Share-based compensation	(232)	(72)	(362)	(125)
	$(527)	$(374)	$(1,021)	$(704)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At August 3, 2017, there were 559,084,402 common shares issued and outstanding, stock options outstanding for 12,466,489 Denison common shares, and 1,673,077 share purchase warrants outstanding for a total of 573,223,968 common shares on a fully diluted basis.

OUTLOOK FOR 2017

Refer to the Company’s annual MD&A for the year ended December 31, 2016 for a detailed discussion of the previously disclosed 2017 budget. During the current quarter, the Company has increased its 2017 outlook for mineral property exploration and evaluation expense by $1,050,000, primarily as a result of higher than budgeted cost at the Hook-Carter project, as well as an additional summer exploration drilling program at the Waterbury Lake project. The Company has also decreased its 2017 outlook for DES by $320,000 in order to reflect decreased care and maintenance activities at certain sites, as well as a reduction in consulting projects. The remainder of the 2017 outlook remains unchanged from the previously disclosed 2017 outlook.

(in thousands)	PREVIOUS OUTLOOK 2017(1)	CURRENT 2017 OUTLOOK(1)	Actual to June 30, 2017(3)
Canada (2)
Development & Operations	(2,390)	(2,390)	(701)
Mineral Property Exploration & Evaluation	(10,890)	(11,940)	(7,056)
	(13,280)	(14,330)	(7,757)
Other (2)
UPC Management Services	930	930	460
DES Environmental Services	1,320	1,000	439
Corporate Administration & Other	(4,800)	(4,800)	(2,978)
	(2,550)	(2,870)	(2,079)
Total(2)	$ (15,830)	$ (17,200)	$ (9,836)

(1)
Outlook figures have been converted using a US$ to CAD$ exchange rate of 1.33.
(2)
Only material operations shown.
(3)
The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and exclude $149,000 net impact of non-cash items.

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2016. The Company uses the following accounting policy in accounting for deferred revenue from toll milling:

Deferred Revenue – Toll Milling

Deferred revenue associated with toll milling services consists of an upfront cash payment received by the Company in exchange for the monetization of its rights to proceeds from future toll milling activities under the applicable toll milling agreement. The Company recognizes revenue on a pro-rata basis, based on the actual cash receipts from toll milling received in the period as a percentage of the total undiscounted cash receipts expected to be received under the applicable toll milling agreement.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Management has made significant estimates and judgements in the current period related to the following items that are in addition to those included in the financial statements for the year ended December 31, 2016:

Deferred Revenue – Toll Milling

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly-owned subsidiaries (collectively “APG”). Under the arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV (see note 12 of the unaudited interim consolidated financial statements) for an upfront cash payment. The arrangement consisted of a loan structure and a stream arrangement (collectively, the “APG Arrangement”). Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (i.e.: debt) or deferred revenue.

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited Recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U308 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No Warranty of the Future Rate of Production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

QUALIFIED PERSON

The disclosure regarding the PEA was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, and Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Dale Verran, MSc, P. Geo, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of Denison’s assay procedures, downhole gamma probe procedures, and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 23, 2017 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information", within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

In particular, this MD&A contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of the PEA, the completion of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the annual MD&A for the year ended December 31, 2016 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.